Simpson Thacher & Bartlett LLP

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TELEPHONE: +1-202-636-5500

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Direct Dial Number (202) 636-5806	E-mail Address ryan.brizek@stblaw.com

August 27, 2024

VIA EDGAR

Karen Rossotto

Christina Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:   Western Asset Mortgage Opportunity Fund Inc. (the “Fund”)

File Nos. 811-22369; 333-279051

Dear Mses. Rossotto and Fettig:

On behalf of Western Asset Mortgage Opportunity Fund Inc. (the “Fund”), please find Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced Registration Statement originally filed with the Securities and Exchange Commission (the “Commission”) on May 1, 2024, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

Additionally, we transmit for filing the Fund’s responses to comments received by telephone from the staff (the “Staff”) of the Commission on May 23, 2024 and by letter from the Staff of the Commission on June 6, 2024 relating to the Registration Statement.

For convenience of reference, the comments of the Staff have been reproduced herein. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the reproduced comment. Please note that all page numbers in the Fund’s responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

Accounting Comments

1.   In the subsequent amended Registration Statement filing, please ensure data that requires iXBRL tagging is properly tagged.

Securities and Exchange Commission	August 27, 2024

The Fund confirms Amendment No. 1 to the Registration Statement will include proper iXBRL tagging.

2.

As previously indicated in comments provided by the Staff on March 24, 2022 and acknowledged by the Fund in a response letter dated May 2, 2022, Item 4 of Form N-2 requires financial highlights for the past ten fiscal years. However, the Fund’s annual report on Form N-CSR includes only five years of financial highlights. Please include financial highlights for the sixth through tenth past fiscal years into the annual report on Form N-CSR or by filing a supplemental prospectus under Rule 424(b).

The Fund confirms that it filed a supplement prospectus under Rule 424(b) on July 2, 2024 containing the requested financial highlights.

3.

It appears that the Fund has been operating as a diversified fund. If the Fund has been operating as diversified consecutively for more than three years, please confirm if the Fund will receive shareholder approval prior to changing its status back to non-diversified. Please also consider modifications to the Fund’s Registration Statement if the Fund is in fact diversified.

The Fund confirms, that as of its most recent fiscal quarter, it is operating as a “diversified” fund, as defined in the 1940 Act, given its present allocation of assets, but the Fund confirms it has operated as non-diversified fund within the last three years. If the Fund were to operate as diversified for more than three years, the Fund confirms it would receive shareholder approval prior to becoming non-diversified once again.

4.

On page 1 of the Registration Statement, the disclosure states that the Fund invests “in a diverse portfolio of mortgage-backed securities.” If the Fund is in fact non-diversified, consider if the use of the term “diversified” is appropriate.

The Fund confirms it will revise its disclosure to remove “diverse” before “portfolio of mortgage-backed securities.”

5.	Where appropriate throughout the Registration Statement, please modify the disclosure regarding leverage to properly disclose the leverage limits.

The Fund confirms it will revise its disclosure regarding leverage throughout the Registration Statement.

6.	In the Summary of Fund Expenses Section, please update the first paragraph to refer to December 31, 2023.

The Fund confirms it will make this correction.

7.	Please ensure that the following disclosure requirements from Form N-2 are included in the Registration Statement:

Securities and Exchange Commission	August 27, 2024

●	Item 4.1, instructions 2, 3 and 8; and

●	Item 4.3, instruction 1.

The Fund confirms it will update the Registration Statement to include the disclosure requirements identified above.

8.

On page 74 of the Registration Statement, the disclosure states “The fair value of securities and other investments that are not publicly traded may not be readily determinable. The Fund will value these investments quarterly at fair value, as determined in accordance with Statement of Financial Accounting Standards, or SFAS, No. 157, “Fair Value Measurements,” which may include unobservable inputs.” Since this Fund strikes a daily net asset value, why are these investments valued quarterly at fair value rather than daily?

The Fund confirms it will revise the disclosure in the Registration Statement as follows: “The fair value of securities and other investments that are not publicly traded may not be readily determinable. The Fund will value these investments daily at fair value, as determined in accordance with FASB ASC 820, “Fair Value Measurement,” which may include unobservable inputs.”

9.	In the Incorporation by Reference section on page 110 of the Registration Statement, please include hyperlinks to each of the Fund’s listed filings.

The Fund confirms it will include hyperlinks to the Incorporation by Reference section.

10.

The final page of the prospectus supplement related to common stock offering includes sections titled “Financial Statements,” “Independent Registered Public Accounting Firm” and “Where You Can Find More Information.” These sections are not included in the base prospectus. Please update the Registration Statement so these sections appear in the base prospectus.

The Fund confirms it will update the base prospectus to include the “Financial Statements,” “Independent Registered Public Accounting Firm” and “Where You Can Find More Information” sections.

11.	In Item 25 of the Part C, why are financial statements for the past ten fiscal years identified?

The Fund will delete the reference to its past ten fiscal years of financial statements.

12.

Item 8.5(b), Instruction 4 of Form N-2 requires with respect to each quotation in the Market and Net Asset Value Information section, that the Fund disclose the net asset value and the discount or premium to net asset value (expressed as a percentage) represented by the quotation. Please provide the net asset value and the discount or premium information for the Fund’s quarterly high and quarterly low sales prices.

Securities and Exchange Commission	August 27, 2024

The Fund confirms it will revise the table in the Market and Net Asset Value information section to include net asset value and the discount or premium information for the Fund’s quarterly high and quarterly low sales prices.

Legal Comments

General

1.

Please either confirm that any rights offering will not involve arrangements among the Fund, any underwriters, and/or any broker dealers or that FINRA will review any proposed underwriting terms and other arrangements for a transaction described in the Registration Statement and will issue a ‘no objections’ letter in advance of your offering.

The Fund confirms that once the Registration Statement is effective and a takedown off the shelf is set to occur, the Fund will file its Registration Statement with FINRA for review and will receive a no objections letter prior to the takedown.

2.

The Fund’s most recent Form N-CSR refers to Credit Risk Transfer Securities and the impact they had on Fund performance. If these investment types will be a principal investment type going forward, please revise to disclose (a) what these investments are and the types of investment exposures they provide (b) how they’re analyzed and considered in the portfolio construction process and (c) any unique risks they present.

Credit Risk Transfer (“CRT”) securities are one of the non-agency residential mortgage-backed securities (“Non-Agency RMBS”) sub-sectors. The Fund will add disclosure that it invests in CRT securities issued by Fannie Mae and Freddie Mac and typically are a pool of recently issued agency mortgages that are originated and guaranteed agency mortgages by government-sponsored entities. The risks presented by CRT securities are already described in the “Non-Agency RMBS Risk” disclosure included on page 51 of the Registration Statement.

Cover

3.

In Investment Strategies, the disclosure states “The Fund seeks to achieve its investment objectives by investing primarily in a diverse portfolio of mortgage-backed securities…and mortgage whole loans [emphasis added].” As the disclosure in the first sentence on the Cover states the Fund is a “non-diversified” investment company, to avoid confusion, please delete or replace “diversified” as used here and throughout the Registration Statement. If the Fund is operating as a “diversified company” as that term is defined in the 1940 Act, please consider whether any additional changes to the disclosure are necessary.

Please see response Accounting Comment #4 above.

4.	In Offering, the disclosure in the first line of the second paragraph states:

Securities and Exchange Commission	August 27, 2024

We may offer and sell our securities to or through underwriters, through dealers or agents that we designate from time to time, directly to purchasers, through at-the-market offerings or through a combination of these methods.

Regarding this disclosure, please:

a.

Explain to us who the “agents” referred to in the disclosure are, what they do and how they are compensated. Please also explain to us the distinction between the agents and underwriters/dealers and if the Fund would monitor the activities of the agents.

b.	As the Fund’s securities are listed, please explain in the disclosure what it means for offerings to be “at-the-market”.

a. The Fund will add a cross-reference to the section titled “Distribution Through Agents” found on page 106 of the Registration Statement.

b. The Fund confirms it will add the following disclosure to the Registration Statement: “An at-the-market offering is an offering where the price per share of the Fund’s common stock is determined by the market price per share of the Fund’s outstanding common stock as of the time of each take-down offering.”

5.	In Leverage, the disclosure in the last sentence states:

...the Fund may enter into additional reverse repurchase agreements and/or use similar investment management techniques that may provide leverage, but which are not subject to the foregoing 33 1/3% limitation so long as the Fund has covered its commitment with respect to such techniques by segregating liquid assets, entering into offsetting transactions or owning positions covering related obligations.

Please review this disclosure for accuracy and consistency with the regulation of reverse repurchase agreements under rule 18f-4 under the 1940 Act. See, Rule 18f-4(d)(1); Use of Derivatives by Registered Investment Companies and Business Development Companies, Release No. IC-34084 at notes 710-749 (Nov. 2, 2020). Please revise as appropriate (e.g., include language consistent with the disclosure in the last sentence of the second paragraph of Leverage on page 5). Please make corresponding changes as needed throughout the Registration Statement.

The Fund confirms that it will update disclosure throughout the Registration Statement to accurately reflect current regulation of reverse repurchase agreements pursuant to Rule 18f-4 under the 1940 Act.

6.

Also in Leverage, the disclosure states the Fund may use leverage through Borrowings “and possibly through the issuance of Preferred Stock, in an aggregate amount of up to approximately 33 1/3% of the Fund’s Managed Assets immediately after such Borrowings and/or issuances of Preferred Stock.” The Fund’s most recent Form N-

Securities and Exchange Commission	August 27, 2024

CSR discloses that the Fund uses leverage. Please revise here and throughout to indicate the Fund’s actual amounts and types of existing leverage in addition to your disclosure about what the Fund may do in the future. Also, please clarify this disclosure to reflect the requirement, as disclosed on page 47, that “[u]nder the 1940 Act, the Fund is not permitted to issue Preferred Stock unless immediately after such issuance the value of the Fund’s asset coverage is at least 200% of the liquidation value of the outstanding Preferred Stock.”

The Fund confirms it will disclose the Fund’s actual amounts, types of existing leverage and the asset coverage for Preferred Stock.

7.

In addition to the disclosure regarding the Fund’s use of leverage, please prominently disclose (in the required format) and provide a cross-reference to the specific prospectus discussion of any additional factors that make the offering speculative or one of high risk (e.g., investment in high yield / distressed debt and subprime loans). See, Item 1.1.j. of Form N-2

The Fund confirms it will disclose additional risk factors that make the offering speculative or one of high risk.

Prospectus Summary

8.	Your disclosure references a “Rights Offerings” section that we are unable to locate. Please revise or advise as necessary.

The Fund confirms it will revise its disclosure so that the reference is to the Rights Offering Prospectus Supplement.

9.

Please revise your disclosure to indicate whether you focus on any specific tranches of MBS. To the extent you currently have material exposure to lower rated or unrated tranches, consider disclosing the extent of your exposure or tell us why you believe such disclosure is not required or otherwise material.

The Fund can invest in lower rated and unrated securities without limit and actively invests in various securities within the capital structure. The Fund does not target specific tranches and its investments are dependent on relative value and underlying fundamentals. The Fund will revise its disclosure as follows: “The Fund will invest a substantial portion of its assets in MBS that were originally rated AAA, but subsequently have been downgraded to below investment grade and MBS that were at issuance or are currently below investment grade or not-rated.”

10.

At the bottom of page 2, the disclosure states “The Fund also may invest up to 20% of its Managed Assets in other permitted investments [emphasis added].” Please clarify in the disclosure what “permitted investments” are.

The Fund respectfully submits that “other permitted investments” are identified in the Registration Statement as investments such as “cash and cash equivalents; non-mortgage

Securities and Exchange Commission	August 27, 2024

related ABS backed by various asset classes including, but not limited to, small balance commercial mortgages, aircrafts, automobiles, credit cards, equipment, manufactured housing, franchises, recreational vehicles and student loans; and investment grade and below investment grade fixed income securities including bonds, debentures, notes, commercial paper and other similar types of debt instruments including hybrid securities.”

11.

On page 3, the disclosure in the first full sentence states “The Fund also may invest in any newly developed mortgage-related derivatives that may hereafter become available for mortgage investing.” Please explain to us the types of investments referred to in this disclosure. Please also confirm the Fund will update its risk disclosure as may be needed following investment in new products.

The Fund has removed the sentence identified in Legal Comment #11.

12.

On page 3, in the penultimate sentence of the second full paragraph, the disclosure states “Derivatives counted towards the Fund’s 80% policy are valued based on market value.” Please confirm derivatives included in the Fund’s 80% policy have economic characteristics similar to MBS and mortgage whole loans. Also, please note, the SEC’s recently adopted amendments to rule 35d-1 generally require funds to use a derivatives instrument’s notional amount, rather than its market value, to determine the Fund’s compliance with its 80% policy. See Investment Company Names, Investment Company Act Release No. 35000, at n. 234-262 (September 20, 2023).

The Fund confirms that derivatives included in the Fund’s 80% policy have economic characteristics similar to MBS and mortgage while loans. The Fund also confirms that going forward, the Fund will use a derivative instrument’s notional amount to determine the Fund’s compliance with its 80% policy.

13.

On page 10, under Risk Related to Investments in MBS, you state that “adverse changes in economic conditions and circumstances, which are more likely to have an adverse impact on MBS secured by loans on certain types of commercial properties” are a risk associated with your investments. We note you have significant allocations to CMBS but it is unclear what types of properties (e.g., data centers, offices, storage, retail etc.) you have exposure to and how economic conditions and circumstances – such as interest rates, inflation, work from home, are impacting your strategy and risks. Please revise to provide more granular disclosure about how you analyze and monitor your RMBS and CMBS investments and provide more tailored risk disclosure based on existing portfolio holdings and current conditions.

The Fund will add disclosure that describes the types of investments the Fund makes within the RMBS and CMBS sectors.

14.

On page 17, the disclosure states “Notwithstanding the foregoing, the Fund may invest without limitation in Treasury futures, Eurodollar futures, interest rate swaps, swaptions or similar instruments and combinations thereof [emphasis added].” Please clarify what this disclosure means. Are these derivatives exempt from the Fund’s stated

Securities and Exchange Commission	August 27, 2024

policy to invest no more than 20% of its Managed Assets in derivatives? If so, please explain to us why and why disclosure indicating the Fund will not invest more than 20% of its Managed Assets in derivatives is not misleading.

The Fund has removed the above disclosure from its Registration Statement.

Risks

15.	On page 60, in the penultimate paragraph of Leverage Risk, the disclosure references “non-agency RMBS” and “agency RMBS.” Please explain in the disclosure the difference between these two investments.

The Fund confirms it will revise its disclosure to explain the differences in non-agency RMBS and agency RMBS.

16.

On page 66, in Tax Risks, the disclosure references the Fund’s investment in debt instruments issued with “original issue discount.” Are OID instruments a principal investment strategy of the Fund? Based on your response to us, we may have further comments.

The Fund confirms that OID instruments are not a principal investment strategy of the Fund.

Net Asset Value

17.

In the fourth paragraph of this section, the disclosure states that the “Manager has been designated as the valuation designee and is responsible for the oversight of the daily valuation process.” Please disclose the Manager’s conflict of receiving an asset-based fee while determining the fair valuation of the Fund’s investments.

The confirms that it will disclose that the Manager has a conflict of interest in determining the fair valuation of the Fund’s investments while receiving an asset-based fee.

Distributions

18.

In the penultimate paragraph of this section, the disclosure discusses Fund distributions consisting of a return of capital. Please disclose specifically whether the Fund’s distributions have included a return of capital historically. In addition, please define “return of capital” and explain the consequences of a return of capital distribution including the impact on a Stockholder’s tax basis (e.g., include the disclosure at the end of the second paragraph of Use of Proceeds on page S-11). Please include similar disclosure on the prospectus Cover or provide a cross-reference to the disclosure here.

Securities and Exchange Commission	August 27, 2024

The Fund’s distributions have at times included a return of capital. The Fund confirms it will revise the disclosure regarding Fund distributions consisting of a return of capital as described in the above comment.

Description of Shares

19.

In this section, please briefly discuss the types of rights offerings the Fund may issue, noting that the specific terms of any offerings would be provided in a Prospectus Supplement. Please confirm that, in any rights offering, the ratio will not exceed one new share for each three rights held.

The Fund confirms it will include disclosure on rights offerings as described in the above comment.

Certain Provisions in the Charter and Bylaws

20.

Under Maryland Control Share Acquisition Act you state that if voting rights for the holders of control shares are not approved “then the corporation may redeem for fair value any or all of the control shares ... subject to compliance with the 1940 Act.” Please tell us how these repurchases would be consistent with sections 17(d), 23(c) and other applicable provisions of the Investment Company Act and rules thereunder. Please also tell us whether this option is part of the Fund’s organizational documents, or the MCSAA, and the circumstances under which the Fund would or would not expect to exercise this option.

The Fund has revised its MCSAA disclosure to remove any references to the redemption of any or all control shares in accordance with the statute and confirms it will not redeem such control shares.

21.	Please revise the MCSAA disclosure to discuss recent court opinions addressing the legality of control share statutes under the Investment Company Act.

The MCSAA disclosure has been updated to address recent court opinions related to registered closed-end funds that are subject to the MCSAA. The Fund respectfully submits that other court opinions related to registered closed-end funds organized as Massachusetts business trusts that adopted control share bylaws are not relevant to the Fund, which is subject to the MCSAA of the Maryland General Corporation Law.

Draft Supplement

22.	Please consider adding examples showing the extent of the dilutive effect of the offering when the subscription price is below net asset value on the pricing date.

The Fund respectfully declines to add examples showing the extent of the dilutive effect of the offering when the subscription price is below net asset value on the pricing date for the purposes of this Registration Statement. However, the Fund confirms that any such

Securities and Exchange Commission	August 27, 2024

examples will be included in prospectus supplements filed in connection with a specific rights offering conducted by the Fund.

*   *   *   *   *   *   *   *

Please do not hesitate to call me at (202) 636-5806 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Marc A. De Oliveira, Franklin Templeton

 David W. Blass, Simpson Thacher & Bartlett LLP